Registration No. 333-217200

Filed Pursuant to Rule 433

Dated July 3, 2019

News
FOR IMMEDIATE RELEASE

Bank of Montreal Announces Quarterly Coupon Amount for the Dorsey Wright MLP Index ETN

NEW YORK, July 3, 2019 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced the quarterly coupon amount for the Dorsey Wright MLP Index ETNs due December 10, 2036 (NASDAQ:BMLP) (the “Notes”). The table below summarizes the coupon amount for the Notes.

Coupon Valuation Date	Coupon Ex-Date	Coupon Record Date	Coupon Payment Date	Coupon Amount per Note[1]	Current Yield[2]
June 17, 2019	June 27, 2019	June 28, 2019	July 9, 2019	$0.8693371	7.24%

1) “Coupon Amount per Note” equals the sum of the cash distributions that a hypothetical holder of the index constituents would have been entitled to receive in the relevant period, reduced by the accrued tracking fee.

2) "Current Yield" equals the current Coupon Amount per Note annualized and divided by the closing Indicative Note Value of the Notes on the Coupon Valuation Date, rounded to two decimal places for ease of analysis.

The Coupon Amount per Note and Current Yield are not indicative of future coupon payments, if any, on the Notes. The coupon or distribution amount under the Notes is not guaranteed.

The Notes are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the Notes may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.

Investors should consult with their own financial advisors as to these matters.

Bank of Montreal, the issuer of the Notes, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC about the offering to which this free writing prospectus relates. Please read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in this offering will arrange to send the pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About Nasdaq Dorsey Wright

Nasdaq Dorsey Wright (“Dorsey Wright”) is a registered investment advisory firm based in Richmond, Virginia. Since 1987, Dorsey Wright has been an advisor to financial professionals on Wall Street and investment managers worldwide. Dorsey Wright offers comprehensive investment research and analysis through their Research Platform and provides research, modeling and indexes, which apply Dorsey Wright’s expertise in Point & Figure Relative Strength to various financial products, including exchange trade funds and notes, mutual funds, UITs, structured products and managed accounts. In 2015, Dorsey Wright was acquired by Nasdaq, Inc. (“Nasdaq”), allowing Dorsey Wright to work towards even greater innovative solutions for its clients.   As a single company, Nasdaq is one of the largest providers of Smart Beta indexes with over $50 billion in assets tracking Nasdaq Smart Beta indexes.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $830 billion as of April 30, 2019, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Media Contact:
Amanda Robinson, amanda.robinson@bmo.com, 416-867-3996